July 17, 2024

Craig Gifford
Senior Executive Vice President and Chief Financial Officer
New York Community Bancorp, Inc.
102 Duffy Avenue
Hicksville, New York 11801

        Re: New York Community Bancorp, Inc.
            Amendment No. 1 to Form 10-K for the Fiscal Year ended December 31, 2023
            Filed March 15, 2024
            Form 10-Q for the Fiscal Quarter Ended March 31, 2024
            File No. 001-31565
Dear Craig Gifford:

       We have reviewed your filings and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2023
Risk Factors
Failure to maintain an adequate level of liquidity could result in an inability to fulfill our financial obligations, page 32

1. We note your disclosure in the second paragraph of this risk factor that downgrades in your credit ratings could result in an "acceleration of deposit outflows." We also note that you hold governmental and custodial accounts, including for your mortgage servicing rights, that required you to maintain a specified credit rating. Please provide disclosure in future filings of where you are seeking or have received a waiver in order to maintain the deposit business due to a downgrade in one or more of your credit ratings and the specific risks posed if you have not been able to, or are not able to in the future, secure a waiver as needed.
 July 17, 2024
Page 2
We utilize third-party mortgage originators which subjects us to strategic, reputation, compliance, and operational risk., page 43

2. Please tell us and provide disclosure in the future as to whether this section relates only to consumer mortgage loans or also includes multi-family or commercial real estate loans.
       Also, please indicate to the extent material, whether you rely, or have relied upon a particular broker or other third-party service provider for origination or documentation of mortgage loans. We note The Wall Street Journal articles on February 10 and March 24,
       2024 discussing your significant business relationship with Meridian Capital Group.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

3. Please tell us and revise future filings to discuss the third-party credit ratings you are subject to, your credit ratings for the periods presented, and the impact or potential impact of changes to those ratings during the periods presented.
4. We note the discussion under "Remediation Status of Reported Material Weaknesses" on
       page 153. Please discuss on page 51 or elsewhere in the MD&A whether and to what extent these measures will require material expenditures. For example, include a discussion of any expected material increases in non-interest expense. Net Interest Income, page 53

5. We note your discussion regarding net interest income, including your year-to-year comparison. While you have referred to changes in various interest income and expense components being impacted by the Flagstar and Signature acquisitions here and in the following net interest margin presentation and discussion, you have not quantified or further discussed how these individual acquisitions impacted the noted income and expense amounts and the accompanying average yield information. Please tell us and revise future filings to more fully quantify how the individual acquisitions impacted each disclosed income and expense analysis, including both nominal changes in total amounts and yield changes. Please refer to Item 303(b)(2) of Regulation S-K.
Net Interest Margin, page 54

6. We note on page 54 of the December 31, 2023 10-K and page 8 of the March 31, 2024
       10-Q that certain data presented does not sum to the totals in your rate/volume tables.
       Please revise future filings accordingly.
Provision for Credit Losses
Comparison to Prior Year to Date, page 55

7. We note you charged-off $112 million for a co-operative loan in the fourth quarter, subsequently transferred the loan to held for sale and recognized a $26 million gain from the disposition on sale subsequent to year-end. We also note from your 8-K and accompanying press release dated January 31, 2024, that the loan had "a unique feature that pre-funded capital expenditures" when describing the charge-off and related information. Please provide the following additional details regarding the loan and charge-off:
           Additional information on the triggering events or other factors, such as the pre-
 July 17, 2024
Page 3

           funded capital expenditures, which led to management   s
determination to take this
           charge-off in the fourth quarter.
             The carrying value of the loan, loan performance, the existence of any specific loan loss provisions as of each quarterly period from December 31, 2022 to December 31,
           2023.
             Granular and transparent information regarding the uniqueness of the loan and how the pre-funded capital expenditures work within the loan terms.
             A reconciliation as to how the gain was determined subsequent to year-end.
Loan Maturity and Repricing Analysis, page 58

8. We noted in your table on page 58 that a significant portion of your multi-family and commercial real estate portfolios will reprice over the next six years. We also note your
       disclosure on page 67 that    repricing risk    was one of the factors
in your fourth quarter
       reserve build. Please tell us and revise future filings to discuss in greater detail the impact
       that repricing risk has on your borrower   s ability to repay loans, how
such risk is included
       in your allowance for loan losses assumptions and/or qualitative factors, and any potential negative impacts of repricing on your business. Similarly consider updating your risk factor disclosure to discuss how you evaluate repricing risk during the term of the loan in cases where the loan is still performing.
9. We note 63% of your total loans will mature or reprice in the next one to five years, as derived from your loan maturity and repricing table. Given the significance of this balance to your overall portfolio and impact it may have on the many facets of your operations including loan performance, net interest margin, liquidity and results of operations, please provide and revise future filings to provide a more granular presentation of the various maturities within the one-to-five-year category. Please also clarify whether you classify loans during the initial fixed rate period as fixed or adjustable in the repricing table.
       Please refer to Item 303 of Regulation S-K.
Multi-Family Loans, page 59

10. We note your disclosure that $18.3 billion of your multi-family loan portfolio is subject to rent regulation. Please tell us and revise future filings to explain in greater detail how the
       New York Housing Stability and Tenant Protection Act of 2019 could impact or has impacted the value of the properties securing these loans and borrower s ability to repay the loans.
11. We note your disclosure that approximately 38 percent of the loans subject to rent regulation in the multi-family portfolio are currently in an interest only period. Please tell us and revise future filings to disclose the total multi-family loans in an interest-only period and the average interest-only period remaining. In addition, we note from the penultimate paragraph on page 60 that, "our multi-family loans may contain an initial interest-only period which typically does not exceed two years..." Please confirm to us that these loans were originated in the past two years or explain to us the reason(s) why 38 percent of these loans are in an interest-only period.
12. We note that the weighted average LTV of the New York State rent regulated multi-
       family portfolio was 58 percent as of December 31, 2023. We also note your disclosure
 July 17, 2024
Page 4

       on page 60 that you primarily underwrite multi-family loans based on the current cash flows produced by the collateral property, with a reliance on the
income    approach to
       appraising the properties, rather than the    sales    approach. Please
revise future filings to
       clarify whether the values in your LTV   s, like that referenced above
on page 59, refer to
       the sale price or another measure of value.
13. We note that multi-family loans may contain an initial interest-only period at origination.
       Please tell us and revise future filings to clarify if the minimum DSCR of 120 percent is calculated on the interest only period or fully amortized basis. Please tell us how you determine when to offer an initial interest-only period and how such term works with the initial fixed rate period of the loan. For example, explain if the interest-only loans are those that have a longer fixed rate period, or clarify, if true, that you offer such terms to borrowers that are refinancing at the end of a fixed-rate period, etc. Similarly include in your response and future filings information related to the initial interest-only periods for commercial real estate discussed on page 62.
14. We note your disclosure on page 31 regarding the impact of the New York Housing
       Stability and Tenant Protection Act of 2019 and the potential for the value of collateral located in New York State to become impaired, and in turn, have a negative adverse effect on your financial condition and results of operations. We also note that multi-family loans classified as substandard increased from approximately $0.6 billion at December 31, 2022 to approximately $2.3 billion at December 31, 2023. We note on page 64 that it is not your policy to order updated appraisals for performing loans. Please tell us and revise future filings to discuss whether you had a process or procedure in place to consider obtaining updated appraisals on properties securing your multi-family loans on a more regular basis considering the deterioration of the credit quality in your multi-family loan portfolio and potential impact of declining loan to value ratios. In addition, describe the analysis done that led to the determination not to update appraisals on a more regular basis.
15. In future filings, revise to describe the specific details of any risk management policies, procedures or other actions undertaken by management in response to the current environment for rent regulated multi-family loans.
16. Reference is made to the last full paragraph on page 59. Tell us with a view toward disclosure whether you monitor cash-flow on the properties securing the loans after the loan disbursement if the loan is still performing, and if so, how you utilize this information.
17. We note the third full paragraph on page 60 where you discuss your relationships with mortgage brokers. Tell us with a view toward future disclosure, what percentage of multi-
       family or commercial real estate loans were developed in house versus through mortgage brokers. If applicable, tell us whether any mortgage broker was responsible for referring more than 10% of your multi-family or commercial real estate portfolio in any significant geographic region. Finally, regarding the 350 largest loans that were reevaluated in the first quarter, please quantify what percentage were through mortgage brokers. Please also provide disclosure to the extent there is a significant concentration with a specific mortgage broker in that population of loans.
 July 17, 2024
Page 5
Commercial Real Estate, page 61

18. We note that you identify the loan types that make up your CRE loan portfolio in your disclosure on page 61. Please revise future filings, to also quantify your CRE loan portfolio by borrower or other characteristics (e.g., office, hotel, multi-family) for the periods presented, similar to the information you provided investors in your January 31,
       2024 earnings call presentation. In addition, please tell us and revise future filings to disclose the current weighted average loan to value ratio and occupancy rates for all the periods presented.
Non-Performing Loans, page 66

19.    We note that non-performing loans (NPL   s) increased significantly from
December 31,
       2022 through the first quarter ending March 31, 2024 across all loan categories and your disclosure that the increase in NPLs was primarily driven by a $125 million increase in multi-family loans and a $108 million in commercial real estate loans, primarily office.
       Please further explain the underlying reasons driving the changes in your NPLs in each loan category, including separately quantifying how much of the increase relates to loans acquired in the Signature acquisition as well as disclosure of trends driving delinquencies in each loan category such as occupancy rates, etc.
Allowance for Credit Losses, page 67

20.    We note your disclosure here and in Note 7     Allowance for Credit
Losses on Loans and
       Leases that you built your allowance for credit losses to address weakness in the office sector, potential repricing risk in multi-family portfolio and conditions leading to increases in classified assets. We also note that portfolio prepayments are an integral assumption in estimating the allowance for credit losses on your commercial real estate portfolio. Please tell us and revise future filings to expand your discussion around the specific risks, factors, and trends driving each of these conditions, by lending category and how these factors were reflected in your allowance model, for example, as qualitative factor adjustments and/or changes to the quantitative assumptions, such as probability-of-
       default, loss-given-default, and exposure-at-default. Your response should provide both qualitative and quantitative information related to the impact each factor had on your allowance for loan loss model for each quarter in 2023 and first quarter of 2024, including repricing risk and prepayment forecast changes. Please refer to Item 303 of Regulation S-
       K.
Charge-offs, page 67

21. We note that total and net charge-offs increased significantly from December 31, 2022 to
       December 31, 2023 across all loan categories. Please tell us and revise future filings to more comprehensively explain the underlying reasons contributing to the changes in your charge- offs for all the periods presented. Please be as specific and detailed as needed to provide an investor with a clear understanding of the specific trends impacting your borrowers that contribute to charge-offs. Please refer to Item 303 of Regulation S-K.
 July 17, 2024
Page 6
Deposits, page 72

22. We note disclosure on page 72 regarding deposits and your disclosure on page
       55 regarding changes in your deposit base and funding costs. To the extent material, please provide additional quantitative and qualitative disclosure regarding your deposit base to allow investors to understand the significance and potential duration of these changes and factors that are reasonably likely to result in your liquidity increasing or decreasing in a material way. Please refer to Item 303(b)(1)(i) of Regulation S-K.
       Examples of quantitative and qualitative disclosure that you should consider providing, if material, include:
           Disaggregation of deposit statistics and concentration of deposits along with additional information about their characteristics to help investors evaluate potential duration, such as average number of products held or average deposit
   life    by type of
           depositor.
           How deposit pricing changes in response to higher interest rates, referred to as deposit beta.
           Changes in the types of deposits (e.g., increases in brokered or uninsured deposits, reductions in insured deposits, increase in higher yielding deposits) and factors driving the changes.
           The potential effects on liquidity and funding that the failure for brokered deposits to roll over and remain with the bank may have.
23. We noted in your March 7, 2024 investor conference call regarding the impact of rating downgrades on the status of your custodial deposits that you received waivers from agencies that allowed you to maintain those custodial deposits. We also noted your disclosure from slide 6 of the investor presentation that custodial deposits were approximately $9.7 billion as of March 5, 2023. In addition, we note your disclosure on page 43 that the master servicer directs the oversight of custodial deposits associated with serviced loans and, to the extent allowable, could choose to transfer the oversight of the
       Bank's custodial deposits to another depository institution. Please tell us and revise future filings to include the following information.
           Quantify the total amount of custodial deposits for each period presented;
           Explain if all the custodial deposits are related to your MSR subservicing activities and tell us if those were the same custodial deposits referred to in the conference call;
           Disclose the contractual conditions, obligations, or regulations related to your custodial deposits, or any other deposit types, that would cause you to lose those deposits;
           The current status of custodial deposits with respect to waivers;
and
           How ratings from third party rating agencies impact your ability to hold custodial deposits or any other deposit type.
24. We noted that it appears you had a deposit outflow as of December 31, 2023 taking into consideration the ending December 31, 2022 deposit balance of approximately $58.7 billion, deposits acquired in the Signature transaction of approximately $33.5 billion and the ending December 31, 2023 deposit balance of $81.5 billion. Please tell us and revise future filings to quantify and discuss the details of this outflow, including the types of
 July 17, 2024
Page 7

       depositors driving the withdrawals and deposit types that were impacted. In your response, please explain how any outflows impacted liquidity, including, but not limited to how this impacted other balance sheet actions you may have undertaken, alternative sources of funding and their incremental costs compared to those identified deposit outflows, and impact to your net interest margin and income, if material.
Regulatory Capital, page 73

25. Please tell us and revise future filings to discuss the transition milestones, including the related dates, associated with complying with the regulatory requirements of becoming a
       Category IV banking organization. Please also include a discussion regarding your progress to meeting the transition requirements.
Note 7 - Allowance for Credit Losses on Loans and Leases, page 110

26.    We note your disclosure in management   s report on internal control
over financial
       reporting on page 152 related to the material weakness and control deficiencies in your internal loan review process related to the recognition of the allowance for credit losses on loans and leases. We also note your disclosure on page 51 that you significantly built your reserve levels by recording a $552 million provision for loan losses in the fourth quarter to address weakness in the office sector, potential repricing risk in the multi-family portfolio, and conditions leading to increases in classified assets. Please tell us how you determined the extent to which earlier interim or annual financial statements were affected by these control deficiencies.
(b) Management's Report on Internal Control over Financial Reporting, page 152

27.    We note your disclosure in management   s report on internal control
over financial
       reporting on page 152 related to the material weakness and control deficiencies in your internal loan review process. Please also address the following:
           Confirm that there were four material weaknesses as of December 31, 2023 and all four were not yet remediated as of March 31, 2024. If there are more or less than four, please tell us the total number.
           Tell us for each individual material weakness whether it was due to a single control deficiency or an aggregation of control deficiencies. If the latter, please tell us the control deficiencies that made up each material weakness.
           Tell us and revise future filings to discuss in greater detail the remediation process, including the current timeline by individual item, estimated time to completion or whether an item has been fully remediated, etc. To the extent there remain significant issues with respect to fully remediating any item, please provide a detailed discussion on the reasons for the delay and how your remediation plan has changed, if applicable.
           Disclose whether any uncompleted remediation step(s) may have any impact on your current and ongoing financial reporting and the financial statements.
 July 17, 2024
Page 8
Form 10-Q for the Fiscal Quarter Ended March 31, 2024
Provision for Credit Losses, page 10

28. We note your disclosure that the increase in the provision for credit losses during the quarter was due to changes in market conditions and interest rates that are expected to affect portions of your portfolios that are subject to current market stresses. Please explain in greater detail how each market condition, such as occupancy levels for office space, impacted the applicable inputs to your allowance model and how that was different from each quarter in 2023, considering certain of these conditions have existed for over a year. In your response, address specifically what your model was forecasting as of
       December 31, 2023 and March 31, 2024 related to the length of time of higher market interest rates.
Multi-Family Loans, page 13

29. We note that you require a minimum DSCR of 125 percent for multi-family loans. We also note your disclosure on page 60 of the December 31, 2023 Form 10-K that you require a minimum DSCR of 120 percent on multi-family buildings at origination.
       Discuss the reason for the difference including why management determined to make this change and the impact to your allowance for loan loss model. Similarly address the change in CRE loans from 65 percent at year end to 70 percent.
30. Reference is made to the final sentence on page 14. In the future clarify the meaning of
       "borrower support."
Credit Quality, page 18

31. We note your disclosure throughout your filing about the thorough review of the largest
       350 real estate loans done during the first quarter. Please address the following in relation to the reviews:
           Tell us whether the evaluation supported the weighted average LTV calculations referenced on page 13.
           Tell us and disclose in future filings the quantitative impact the reviews had on your allowance for loan losses considering the reviews resulted in a $2.3 billion increase in loans classified as substandard or worse. Your response should be detailed and describe the impact both quantitatively and qualitatively on the key inputs of your model. Also please quantify any increases in your non-accrual loans as a result of this review.
           Tell us the reason for classification as NPLs the four loans that you disclose as the primary drivers for an increase in NPLs as of March 31, 2024. For example, it is unclear if the classification was a result of non-payment for more than 90 days by the borrowers or another reason, such as information obtained during the detailed loan review.
           For the 350 loans, provide us, by loan category, the outstanding balance, credit quality indicator, DSCR, LTV and any allowance allocated as of the end of each quarter in 2023 and first quarter 2024.
32. Reference is made to the second sentence of the second paragraph. Tell us and disclose in the future, how "third-party estimates of collateral values" differ from appraisals.
 July 17, 2024
Page 9

Asset Quality, page 49

33. We note your disclosure on page 50 that the credit quality indicator classifications generally have been updated within the last twelve months. Please tell us the circumstances in which classifications would not be updated within twelve months and whether the amount that has not been updated as of December 31, 2023 and March 31,
       2024 is material to any loan category by credit quality indicator.
Risk Factors
The Company recently experienced turnover in its Board of Directors..., page 83

34. Tell us and disclose in future filings, the timeline for developing a strategic plan. To the extent that any distinct portion or the entire plan has been or is developed, provide a material description in future filings.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact William Schroeder at 202-551-3294 or John Nolan at 202-551-3492 if you
have questions regarding comments on the financial statements and related matters. Please contact Todd Schiffman at 202-551-3491 or Christian Windsor at 202-551-3419 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Finance